UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62165 / May 25, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13783

In the Matter of	
Platinum & Gold, Inc.,	**ORDER MAKING FINDINGS AND**
PNI Technologies, Inc.,	**REVOKING REGISTRATION OF**
Pride Business Development Holdings,	**SECURITIES PURSUANT TO SECTION 12(j)**
Inc.,	**OF THE SECURITIES EXCHANGE ACT OF**
Probex Corp.,	**1934 AS TO PT. INTI INDORAYON UTAMA**
Property Capital Trust, Inc.,	**(N/K/A P.T. TOBA PULP LESTARI TBK)**
Protech, Inc.,	
Provell, Inc.,	
PSINet, Inc.,	
PT. Inti Indorayon Utama (n/k/a P.T.	
Toba Pulp Lestari Tbk), and	
PT. Riau Andalan Pulp & Paper,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by PT. Inti Indorayon Utama (n/k/a P.T. Toba Pulp Lestari Tbk) ("PT. Inti" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 18, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject

matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to PT. Inti Indorayon Utama (n/k/a P.T. Toba Pulp Lestari Tbk) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   PT. Inti (CIK No. 865501) is an Indonesian corporation located in Jakarta, Indonesia. At all times relevant to this proceeding, the securities of PT. Inti have been registered under Exchange Act Section 12(g).

      2.   PT. Inti has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1998.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                     Elizabeth M. Murphy
                     Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to PT. Inti Indorayon Utama (n/k/a P.T. Toba Pulp Lestari Tbk) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

PT. Inti Indorayon Utama (n/k/a P.T. Toba Pulp Lestari Tbk)
BNI Building, 20th Floor
Jl. Jend. Sudirman, Kav. 1
Jakarta Pusat 10220
Indonesia

Douglas A. Tanner, Esq.
Millbank Tweed
1 Chase Manhattan Plaza
New York, NY 10005
(Counsel for PT. Inti Indorayon Utama (n/k/a P.T. Toba Pulp Lestari Tbk))